Exhibit 99.1

Autohome Inc. Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, April 18, 2016 — Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that its board of directors (the “Board”) has received a non-binding proposal letter, dated April 16, 2016, from Mr. James Zhi Qin (“Mr. Qin”), director and chief executive officer of the Company, Boyu Capital Advisory Co. Ltd (“Boyu”), Hillhouse TBC Holdings L.P. (“Hillhouse”) and Sequoia China Investment Management LLP (“Sequoia”, together with the Mr. Qin, Boyu and Hillhouse, the “Consortium” and each a “Consortium Member”), proposing a “going-private” transaction (the “Transaction”) to acquire (a) all of the outstanding Class A ordinary shares (including Class A ordinary shares represented by American depositary shares of the Company (“ADSs”, each representing one Class A ordinary shares of the Company)) not already owned by the Consortium and (b) all of the outstanding Class B ordinary shares of the Company at a purchase price in cash equal to US$31.50 per Class A ordinary share, $31.50 per Class B ordinary share and $31.50 per ADS.

According to the proposal letter, the Consortium intends to fund the consideration payable in the Transaction with a combination of equity and debt capital. A copy of the proposal letter is attached as Annex A to this press release.

The Board is reviewing and evaluating the proposal. The Company expects that the Board will adopt various procedures and protocols designed to evaluate the proposal and safeguard the interest of the Company’s shareholders that are unaffiliated with the Consortium.

The Company cautions its shareholders and others considering trading in its securities that the Board only recently received the non-binding proposal letter from the Consortium and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

Annex A

Non-binding Proposal to Acquire Autohome Inc.

April 16, 2016

The Board of Directors

Autohome Inc. (the “Company”)

10th Floor Tower B, CEC Plaza 3

Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

Ladies and gentleman:

We, James Zhi Qin, the Chief Executive Officer of the Company, (the “CEO”), Boyu Capital Advisory Co. Ltd, a company incorporated under the laws of Hong Kong (“Boyu”), Hillhouse TBC Holdings L.P., a partnership established under the laws of the Cayman Islands (“Hillhouse”) and Sequoia China Investment Management LLP ( ), a limited partnership established under the laws of the PRC (“Sequoia”, together with the CEO, Boyu and Hillhouse, the “Consortium” and each a “Consortium Member”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (including Class A ordinary shares represented by American Depositary Shares of the Company (“ADSs”, each representing one Class A ordinary shares of the Company)) and Class B ordinary shares of the Company not already owned by us in a transaction (the “Acquisition”), as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 12.1% to the volume-weighted average price during the last 30 trading days and a premium of 20.7% to the volume-weighted average price during the last 60 trading days.

1.	Consortium. The Consortium Members will form an acquisition company for the purpose of implementing the Acquisition, and Consortium Members have agreed to work together exclusively in pursuing the Acquisition.

2.	Purchase Price. We propose to acquire all of the outstanding Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares of the Company (in each case other than those held by the Consortium Members that may be rolled over in connection with the Acquisition) at a purchase price in cash equal to $31.50 per Class A common share, $31.50 per Class B common share and $31.50 per ADS.

3.	Funding. We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing would be provided by Boyu, Hillhouse, Sequoia and any additional equity investors admitted to the Consortium, and we expect definitive commitments by financial institutions for the required debt to be in place when the Definitive Agreements (as defined below) are signed.

4.	Due Diligence. We have engaged Wilson Sonsini Goodrich & Rosati and Weil, Gotshal & Manges LLP as U.S. and Hong Kong legal counsel to the Consortium. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner with the full cooperation of the Company, and in parallel with discussions on the Definitive Agreements (as defined below).

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the CEO in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition.

In considering our offer, you should be aware that the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.	Confidentiality. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	About the Consortium Members.

About Boyu Capital. Boyu Capital is a leading private investment firm with over US$5 billion equity capital commitments and offices in Hong Kong and Beijing. Founded in 2011 by a team of experienced investors and business operators, Boyu provides growth and transformational capital and strategic support for its portfolio companies through long-term partnerships with management teams. With a strong focus in healthcare, media and technology, financial services and consumer/retail industries, Boyu has become the partner of choice by many industry leaders in China.

About Hillhouse Capital. Hillhouse Capital is one of the largest and best performing investment platforms in Asia. Hillhouse invests with a long-term time horizon and employs a fundamental, bottom-up approach. Independent proprietary research is key to Hillhouse’s investment process. Hillhouse team focuses on the consumer, TMT, industrials and healthcare sectors and invests in companies across all equity stages. Hillhouse manages capital for institutional clients such as university endowments, foundations, sovereign wealth funds, pensions and family offices.

About Sequoia. Sequoia is an international private equity and investment firm. Since its inception in September 2005, Sequoia China funds has initiated and managed numerous U.S. dollar and RMB funds, and has become one of China’s most successful venture capital and private equity funds.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

10.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

JAMES ZHI QIN

/s/ James Zhi Qin

BOYU CAPITAL ADVISORY CO. LTD

By:	/s/ Vincent Fok
Name:	Vincent Fok
Title:	Director

HILLHOUSE TBC HOLDINGS L.P.

By:	/s/ Tracy Ma
Name:	Tracy Ma
Title:	Director of its general partner, Hillhouse TBC GP, Ltd.

SEQUOIA CHINA INVESTMENT MANAGEMENT LLP

By:	/s/ Zhou Kui
Name:	Zhou Kui
Title:	Executive Partner

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